QUANTUM SOLAR POWER CORP.
3900 Paseo Del Sol, #A311
Santa Fe, NM 87507

February 28, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
& Jennifer Fugario, Staff Accountant

Dear Sirs/Mesdames:

RE:	QUANTUM SOLAR POWER CORP. (the “Company”)
	-	Form 10-K for the Fiscal Year Ended June 30, 2010 filed September 13, 2010
	-	Form 10-Q for the Fiscal Quarter Ended September 30, 2010 filed November 9, 2010
	-	File No. 000-52686

As requested in the Commission’s comment letter dated February 16, 2011 (the “Comment Letter”), addressed to the Company, we hereby acknowledge as follows:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,

QUANTUM SOLAR POWER CORP.

/s/ Daryl J. Ehrmantraut

_____________________________

DARYL J. EHRMANTRAUT
President and Chief Executive Officer